UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Markwest Energy Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

 (Title of Class of Securities)

570759100

(CUSIP Number)

Diane Bono, Chief Compliance Officer
11550 Ash Street
Suite 300
Leawood, KS  66211
Telephone (913) 981-1020

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  []

_____________________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50187A107 (Common Units)

1.	Names of Reporting Persons
Tortoise Capital Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
Delaware Limited Liability Company
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐

13.	Percent of Class Represented by Amount in Row (11)
0%
14.	Type of Reporting Person (See Instructions)
IA

CUSIP No. 50187A107 (Common Units)

This Amendment No. 1 to Schedule 13D relates to common units representing limited partner interests (“Common Units”) of MarkWest Energy Partners, L.P. (“Issuer”) and amends the statement on Schedule 13D filed by Tortoise Capital Advisors, L.L.C. on November 17, 2015 (the “Initial Statement” and, together with this Amendment No. 1, the “Schedule 13D”).  Capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning ascribed to them in the Initial Statement.  Except as expressly amended or supplemented in this Amendment No. 1, all other information in the Initial Statement is as set forth therein.  Only the Items amended are set forth herein.

Item 4.  Purpose of Transaction.

Item 4 of the Initial Statement is hereby amended by adding the following:

“Pursuant to the terms of the Amended Merger Agreement, on December 4, 2015, Merger Sub was merged with and into the Issuer, with the Issuer surviving the Merger as a wholly owned subsidiary of MPLX.

At the effective time of the Merger, each issued and outstanding Common Unit of the Issuer was converted into the right to receive 1.09 common units of MPLX and $6.20 per Common Unit in cash.

As a result of the transactions described above, TCA no longer beneficially owns any Common Units of the Issuer.”

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and supplemented as follows:

“(a,b) TCA no longer beneficially owns any Common Units of Issuer.

(c)      Transactions
Please refer to Exhibit 5 for transactions since the date of the last transaction included in Exhibit 5 to the Initial Statement.

(d)      The investment companies and client managed accounts discussed in the Initial Statement had the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.  The interest of any one such person did not exceed 5% of the class of securities.

(e)      On December 4, 2015, TCA ceased to be the beneficial owner of more than five percent of the Common Units of Issuer.”

Item 7.  Material to be Filed as Exhibits.

Exhibit 5.	Transactions in Issuer Common Units by the Reporting Person since the filing of the Initial Statement.

CUSIP No. 50187A107 (Common Units)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TORTOISE CAPITAL ADVISORS, L.L.C.

Dated: December 8, 2015	By:	/s/ Matthew G.P. Sallee
Name: Matthew G.P. Sallee
Title: Managing Director